FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of November 2004

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
-------------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
---------------



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____    No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Provides Company Update, dated November 4, 2004.

                                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                   TTI Team Telecom International Ltd.



Date: November 18, 2004                            By:  /s/ Menahem Tirosh
                                                          ------------------
                                                        Menahem Tirosh
                                                        Chief Executive Officer


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                                  EXHIBIT INDEX


Exhibit     Description
Number      of Exhibit


10.1        Press Release: TTI Telecom Provides Company Update, dated November
            4, 2004.

                                  EXHIBIT 10.1




Corporate Contacts:


            Meir Lipshes                        Sanjay Hurry
            Executive Director                  Investor Relations Officer
            TTI Telecom                         TTI Telecom
            T: +1.972.3.922.1262                T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                F: +1.201.795.3920
            meirl@tti-telecom.com               sanjay@tti-telecom.com



                       TTI TELECOM PROVIDES COMPANY UPDATE



Hoboken, N.J. - November 4, 2004 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL) ("the Company"), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, announced that it has been served with a complaint with respect to a purported shareholder class action lawsuit filed against the Company in the United States District Court for the District of New Jersey. The complaint, one of three filed and announced on the Internet in September 2004, alleges violations of federal securities laws, including allegations of accounting fraud and engaging in a series of flagrant violations of generally accepted accounting principles ("GAAP"), material misrepresentations to the market, which had the effect of artificially inflating the market price.

The Company believes the allegations asserted in the complaint to be without merit, and intends to defend itself vigorously against the claims made therein. In addition, the Company does not expect any impact to its ability to service its customers and meet their network management objectives as a result of the complaint.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

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